EXHIBIT 99.1

Brookfield Infrastructure Reports Second Quarter 2018 Results

BROOKFIELD, NEWS, Aug. 02, 2018 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2018.

	Three Months Ended June 30		Six Months Ended June 30
US$ millions (except per unit amounts), unaudited	2018	2017	2018	2017
Net income[1]	$125	$5	$334	$21
– per unit[2,3]	$0.21	$(0.06)	$0.63	$(0.09)
FFO[4]	$294	$295	$627	$556
– per unit[5]	$0.75	$0.80	$1.60	$1.51

Brookfield Infrastructure reported net income for the quarter of $125 million ($0.21 per unit) compared to net income of $5 million (loss of $0.06 per unit) in the prior year. Net income increased primarily due to organic growth across the majority of our operations and contributions from new investments made in the past 12 months. These increases were partially offset by the loss of income after the sale of our Chilean electricity transmission operation and foreign currency translation mitigated somewhat by our hedging activities.

Our business generated Funds from Operations (“FFO”) of $294 million, or $0.75 per unit during the second quarter of 2018. While FFO benefited from another period of solid organic growth, this quarter’s results were impacted by the loss of income associated with the sale of assets and the time required to redeploy the significant proceeds into new investments. Our payout ratio should gradually return to target levels over the next few quarters as we close on new investments.

“We are pleased to be deploying $1.3 billion into three North American investments in the data infrastructure and energy sectors,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Our competitive advantage in executing corporate carve out transactions enabled us to acquire two highly coveted franchises. Furthermore, our expertise and scale allowed us to successfully acquire a high-quality residential energy infrastructure company. With these investments, we are encouraged by the near- and long-term growth potential for our business.”

Segment Performance

Our utilities segment generated FFO of $139 million, compared to $168 million in the same period last year. Overall, results for the segment were lower than the prior year primarily due to the impact of the sale of our electricity transmission business in Chile, which closed in the first quarter, a debt financing recently completed at our Brazilian regulated gas transmission business and the impact of foreign exchange. However, underlying performance was solid, as FFO on a comparable same-store basis increased by 6% over second quarter 2017, benefiting from substantial connection activity in our U.K. regulated distribution business and capital commissioned into the rate base over the past 12 months.

Our transport segment contributed FFO of $133 million, which was relatively consistent with prior year levels. Improved performance was predominantly driven by inflationary tariff increases and higher volumes at our toll road businesses. These positive effects were offset by the impact of foreign exchange and a nation-wide truck driver strike in Brazil.

Our energy segment reported FFO of $54 million in the second quarter. This represents a 26% increase over the same period in the prior year and reflects a higher contribution from our North American gas transmission business due to increased gas transport volumes and lower leverage levels. Our district energy operations also performed well, while results at our gas storage business were impacted by a weaker gas spread environment relative to last year.

Our data infrastructure segment (formerly telecommunications infrastructure), currently comprised of operations in France, contributed FFO of $19 million for the period, which was consistent with the prior year. Our business is progressing its “build-to-suit” program, where new towers are built based on the requirements of mobile network operators. The business has delivered over 200 new towers since the program began, with strong co-location rates.  Based on the existing backlog, the program should add another 220 new towers over the next 12 months. Additionally, the rollout of fibre-to-the-home projects is now underway, with the commercial launch of our first secured tender, Val d’Oise, beginning in July.

The following table presents FFO by segment:

	Three Months Ended June 30		Six Months Ended June 30
US$ millions, unaudited	2018	2017	2018	2017
FFO by segment
Utilities	$139	$168	$308	$268
Transport	133	134	270	257
Energy	54	43	120	105
Data Infrastructure	19	19	38	38
Corporate	(51)	(69)	(109)	(112)
FFO	$294	$295	$627	$556

Update on Strategic Initiatives

We have executed on several initiatives that will meaningfully contribute to our future results:

  U.S. Data Center Business – We further established our position in the data infrastructure space through an agreement to acquire AT&T’s large-scale data center business for $1.1 billion or $560 million of equity (BIP’s share – $160 million). This business is a high-quality, multi-tenant service provider, supplying colocation services to top-tier customers in many prominent markets. The asset portfolio includes 31 well-located data centers in five continents, 11 countries and 26 metro markets, with approximately 85% of revenues coming from the U.S.

  Western Canadian Midstream Business – We entered into a definitive agreement to acquire 100% of Enbridge Inc.’s Western Canadian natural gas gathering and processing business for $3.3 billion, with a total equity investment of $1.8 billion (BIP’s share – approximately $540 million). This is the largest independent operation of its kind in Canada, strategically positioned for continued development of the prolific Montney region of British Columbia and Alberta. The business is comprised of 19 natural gas processing facilities with total operating processing capacity of 3.3 bcf/d and 3,550 kilometers of gathering pipelines. It is well-connected to major demand markets including the U.S. Pacific Northwest, U.S. Midwest and Alberta, giving producers multiple egress options.

  North American Residential Energy Infrastructure Business – Subsequent to quarter end, we announced the acquisition of 100% of the outstanding shares of Enercare Inc. (“Enercare”, TSX: ECI) for $3.3 billion or $2.3 billion of equity (BIP’s share – $630 million). Enercare is a leading provider of essential residential energy infrastructure, such as water heaters, heating, ventilation, air conditioning systems and other home services across Canada and the U.S., with approximately 1.1 million rental units. The company is a high-quality, annuity-like business with a well-established market position, and we see strong growth prospects for the future.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.47 per unit, payable on September 28, 2018 to unitholders of record as at the close of business on August 31, 2018. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7 and Series 9 have also been declared.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Claire Holland	Rene Lubianski
Vice President, Communications	Senior Vice President, Corporate Development
Tel: (416) 369-8236	Tel: (416) 956-5196
Email: claire.holland@brookfield.com	Email: rene.lubianski@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Second Quarter 2018 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on August 2, 2018 at 9:00 a.m. Eastern Time at https://event.on24.com/wcc/r/1783319/8DC4BC5CBF232EA9C5E3D040D1221E3E or via teleconference at 1-866-521-4909 toll free in North America. For overseas calls please dial +1-647-427-2311, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-585-8367 or +1-416-621-4642 (Conference ID: 5196296).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution payout ratio and distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, limited partners and the general partner.

2. Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2018 was 276.7 million and 276.6 million, respectively (2017 – 259.6 million and 259.5 million).

3. Results in a loss on a per unit basis for the three and six-month periods ended June 30, 2017 as allocation of net income is reduced by preferred unit and incentive distributions.

4. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 8 of this release.

5. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and six-month periods ended June 30, 2018 was 394.1 million (2017 – 369.6 million and 369.5 million).

6. Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2018	Dec 31, 2017

Assets
Cash and cash equivalents	$782	$374
Financial assets	251	196
Property, plant and equipment	10,221	9,937
Intangible assets	8,868	9,894
Investments in associates and joint ventures	4,407	5,572
Investment properties	188	192
Deferred income taxes and other	4,113	3,312
Total assets	$28,830	$29,477

Liabilities and partnership capital
Corporate borrowings	$1,256	$2,101
Non-recourse borrowings	9,689	8,063
Financial liabilities	1,208	1,313
Deferred income taxes and other	4,401	4,526
Total liabilities	16,554	16,003

Partnership capital
Limited partners	4,545	4,967
General partner	22	25
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,832	2,012
Interest of others in operating subsidiaries	5,125	5,875
Preferred unitholders	752	595
Total partnership capital	12,276	13,474
Total liabilities and partnership capital	$28,830	$29,477

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended June 30,		For the six-month period ended June 30,
US$ millions, except per unit information, unaudited	2018	2017	2018	2017

Revenues	$1,044	$934	$2,057	$1,590
Direct operating costs	(467)	(373)	(876)	(716)
General and administrative expenses	(54)	(59)	(112)	(110)
Depreciation and amortization expense	(188)	(206)	(381)	(326)
	335	296	688	438
Interest expense	(125)	(107)	(239)	(201)
Share of earnings (losses) from associates and joint ventures	1	36	(4)	59
Mark-to-market on hedging items	63	(29)	27	(66)
Gain on sale of associate	—	—	338	—
Other income (expenses)	17	(5)	(7)	19
Income before income tax	291	191	803	249
Income tax expense
Current	(46)	(38)	(216)	(50)
Deferred	(26)	(18)	(41)	(18)
Net income	219	135	546	181
Non-controlling interest of others in operating subsidiaries	(94)	(130)	(212)	(160)
Net income attributable to partnership	$125	$5	$334	$21

Attributable to:
Limited partners	64	(16)	186	(24)
General partner	34	28	69	56
Non-controlling interest – redeemable partnership units held by Brookfield	27	(7)	79	(11)
Basic and diluted earnings (loss) per unit attributable to:
Limited partners[1]	$0.21	$(0.06)	$0.63	$(0.09)

1.  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2018 were 276.7 million and 276.6 million, respectively (2017 – 259.6 million and 259.5 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended June 30,		For the six-month period ended June 30,
US$ millions, unaudited	2018	2017	2018	2017

Operating Activities
Net income	$219	$135	$546	$181
Adjusted for the following items:
Losses (earnings) from investments in associates and joint ventures, net of distributions received	15	(16)	24	(21)
Depreciation and amortization expense	188	206	381	326
Revaluation (gains) losses on hedging items, provisions and other	(40)	54	29	75
Gain on sale of associate	—	—	(338)	—
Deferred income tax expense	26	18	41	18
Change in non-cash working capital, net	(225)	22	(34)	18
Cash from operating activities	183	419	649	597

Investing Activities
Net (investments in) proceeds from:
Operating assets	(398)	(4,203)	(398)	(4,203)
Associates	(40)	(269)	1,234	(318)
Long-lived assets	(178)	(176)	(353)	(310)
Financial assets	(63)	72	(88)	(24)
Net settlements of foreign exchange contracts	(18)	(10)	(72)	(40)
Cash (used by) from investing activities	(697)	(4,586)	323	(4,895)

Financing Activities
Distributions to limited and general partners	(229)	(196)	(457)	(390)
Net borrowings:
Corporate	—	628	(789)	1,311
Subsidiary	1,554	250	1,614	209
Issuance of preferred units	—	—	157	220
Issuance of partnership units, net of repurchases	4	5	8	11
Capital provided by non-controlling interest, net of distributions	(889)	2,629	(1,064)	2,615
Cash from (used by) financing activities	440	3,316	(531)	3,976

Cash and cash equivalents
Change during the period	$(74)	$(851)	$441	$(322)
Impact of foreign exchange on cash	(34)	(4)	(33)	4
Balance, beginning of period	890	1,323	374	786
Balance, end of period	$782	$468	$782	$468

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended June 30,		For the six-month period ended June 30,
US$ millions, unaudited	2018	2017	2018	2017

Adjusted EBITDA
Utilities	$177	$205	$380	$333
Transport	173	171	351	336
Energy	69	63	148	149
Data Infrastructure	23	23	46	45
Corporate	(54)	(59)	(112)	(110)
Total	388	403	813	753

Financing costs	(104)	(110)	(216)	(220)
Other income	10	2	30	23
Funds from Operations ("FFO")	294	295	627	556

Depreciation and amortization	(183)	(186)	(393)	(344)
Deferred taxes and other items	14	(104)	100	(191)
Net income attributable to the partnership	$125	$5	$334	$21

Notes:
Funds from Operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses Funds from Operations ("FFO") as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per unit

	For the three-month period ended June 30,		For the six-month period ended June 30,
US$, unaudited	2018	2017	2018	2017

Earnings (loss) per limited partnership unit[1]	$0.21	$(0.06)	$0.63	$(0.09)
Add back or deduct the following:
Depreciation and amortization	0.46	0.50	0.99	0.93
Deferred taxes and other items	0.08	0.36	(0.02)	0.67
FFO per unit[2]	$0.75	$0.80	$1.60	$1.51

1.  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2018 were 276.7 million and 276.6 million, respectively (2017 – 259.6 million and 259.5 million).

2.  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and six-month periods ended June 30, 2018 were 394.1 million (2017 – 369.6 million and 369.5 million).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses Funds from Operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	June 30, 2018	Dec 31, 2017

Assets
Operating groups
Utilities	$1,770	$3,290
Transport	3,743	4,116
Energy	1,799	1,806
Data Infrastructure	649	614
Cash and cash equivalents	475	205
	$8,436	$10,031

Liabilities
Corporate borrowings	$1,256	$2,101
Other liabilities	781	926
	2,037	3,027
Capitalization
Partnership capital	6,399	7,004
	$8,436	$10,031

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 5 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.